                                                               UNITED STATES

                                    SECURITIES AND EXCHANGE COMMISSION

                                                          Washington, D.C. 20549

___________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

 (Amendment No. ___)*

ALEXZA PHARMACEUTICALS INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

015384 10 0

 (CUSIP Number)

December 31, 2006

 (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                ☐    Rule 13d-1(b)

                ☐    Rule 13d-1(c)

                ☒    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 015384 10 0
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FHM III, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
	5	Sole Voting Power 0
	6	Shared Voting Power 588,321
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 588,321
9	Aggregate Amount Beneficially Owned by Each Reporting Person 588,321
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Approximately 2.5%[1]
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 015384 10 0
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FRAZIER HEALTHCARE III, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
	5	Sole Voting Power 0
	6	Shared Voting Power 583,931
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 583,931
9	Aggregate Amount Beneficially Owned by Each Reporting Person 583,931
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Approximately 2.5%[1]
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 015384 10 0
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FRAZIER AFFILIATES III, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
	5	Sole Voting Power 0
	6	Shared Voting Power 4,390
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,390
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,390
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Less than 1%[1]
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 015384 10 0
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FHM IV, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
	5	Sole Voting Power 0
	6	Shared Voting Power 1,594,806
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,594,806
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,594,806
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Approximately 6.7%[1]
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 015384 10 0
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FRAZIER HEALTHCARE IV, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
	5	Sole Voting Power 0
	6	Shared Voting Power 1,586,752
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,586,752
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,586,752
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Approximately 6.7%[1]
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 015384 10 0
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FRAZIER AFFILIATES IV, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
	5	Sole Voting Power 0
	6	Shared Voting Power 8,054
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,054
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,054
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Less than 1%[1]
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 015384 10 0
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ALAN D. FRAZIER
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization United States
	5	Sole Voting Power 6,250
	6	Shared Voting Power 2,183,127
	7	Sole Dispositive Power 6,250
	8	Shared Dispositive Power 2,183,127
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,189,377[2]
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Approximately 9.2%[3]
12	Type of Reporting Person (See Instructions) IN

Item  1

          (a)                 Name of Issuer:

                                ALEXZA PHARMACEUTICALS INC.

          (b)                 Address of Issuer’s Principal Executive Offices:

                                1020 East Meadow Circle

                                Palo Alto, CA  94303

Item  2

          (a)                 Name of Person Filing:

                                FHM III, LLC, a Delaware limited liability company (“FHM III”), Frazier Healthcare III, LP, a Delaware limited partnership (“FH III”), Frazier Affiliates III, LP (“FA III”), a Delaware limited partnership, FHM IV, LP, a Delaware limited partnership (“FHM IV”), Frazier Healthcare IV, LP, a Delaware limited partnership (“FH IV”) and Frazier Affiliates IV, LP, a Delaware limited partnership (“FA IV”).  FHM III is the general partner of both FH III and FA III.  FHM IV is the general partner of FH IV and FA IV.  Alan D. Frazier, a member of the board of directors of the Issuer (“AF”), is the President and controlling shareholder of the managing member of FHM III, as described below.  AF is a managing member of the managing member of FHM IV, as described below.  FHM III serves as the general partner of FH III and FA III, and FHM IV serves as the general partner of FH IV and FA IV.

          (b)                 Address of Principal Business Office or, if none, Residence:

                                601 Union Street, Suite 3200, Seattle, WA  98101.

          (c)                 Citizenship:

                                Delaware.

          (d)                 Title of Class of Securities:

                                Common Stock, $0.001 par value per share.

          (e)                 CUSIP Number:

                                015384 10 0

Item 3.  If this statement is filed pursuant to Rule 13d‑1(b), 13d‑2(b) or 13d‑2(c), check whether the person filing is a:

                Not applicable.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned:

FHM III is the general partner of FH III and FA III.  As of December 31, 2006, FH III was the record owner of 583,931 shares of Common Stock and FA III was the record owner of 4,390 shares of Common Stock.  Both voting and dispositive power with respect to FH III and FA III are held by FHM III.

FHM IV is the general partner of both FH IV and FA IV.  As of December 31, 2006, FH IV was the record owner of 1,586,752 shares of Common Stock and FA IV was the record owner of 8,054 shares of Common Stock.  Both voting and dispositive power with respect to FH III and FA III are held by FHM IV.

AF is the president and controlling stockholder of Frazier and Company, Inc., a managing member of FHM III, which is the general partner of each of FA III and FH III (collectively, the "Frazier III Funds"). As such, AF shares voting and investment power over the shares held by the Frazier III Funds and may be deemed to have indirect beneficial ownership of such shares.  AF disclaims beneficial ownership of the shares held by the Frazier III Funds, except to the extent of his proportionate pecuniary interest therein.

AF is a managing member of FHM IV, LLC, which is the general partner of FHM IV, which is the general partner of each of FA IV and FH IV (collectively, the "Frazier IV Funds").  As such, AF shares voting and investment power over the shares held by the Frazier IV Funds and may be deemed to have indirect beneficial ownership of such shares. AF disclaims beneficial ownership of such shares held by the Frazier IV Funds, except to the extent of his proportionate pecuniary interest therein.

(b)   Percent of class:  The Frazier III Funds, Frazier IV Funds and AF hold, in the aggregate, 9.2%.

(c)     Number of shares as to which such person has:

FHM III

(i)            Sole power to vote or to direct the vote

(ii)           Shared power to vote or to direct the vote                                      588,321

(iii)          Sole power to dispose or to direct the disposition of

(iv)          Shared power to dispose or to direct the disposition of               588,321

FH III

(i)                   Sole power to vote or to direct the vote

(ii)           Shared power to vote or to direct the vote                                      583,931

(iii)          Sole power to dispose or to direct the disposition of

(iv)          Shared power to dispose or to direct the disposition of               583,931

FA III

(i)            Sole power to vote or to direct the vote

(ii)           Shared power to vote or to direct the vote                                      4,390

(iii)          Sole power to dispose or to direct the disposition of

(iv)          Shared power to dispose or to direct the disposition of               4,390

FHM IV

(i)            Sole power to vote or to direct the vote

(ii)           Shared power to vote or to direct the vote                                      1,594,806

(iii)          Sole power to dispose or to direct the disposition of

(iv)          Shared power to dispose or to direct the disposition of               1,594,806

FH IV

(ii)                 Sole power to vote or to direct the vote

(ii)           Shared power to vote or to direct the vote                                      1,586,752

(iii)          Sole power to dispose or to direct the disposition of

(iv)          Shared power to dispose or to direct the disposition of               1,586,752

FA IV

(i)            Sole power to vote or to direct the vote

(ii)           Shared power to vote or to direct the vote                                      8,054

(iii)          Sole power to dispose or to direct the disposition of

(iv)          Shared power to dispose or to direct the disposition of               8,054

AF

(i)            Sole power to vote or to direct the vote                                           6,250

(ii)           Shared power to vote or to direct the vote                                      2,183,127

(iii)          Sole power to dispose or to direct the disposition of                    6,250

(iv)          Shared power to dispose or to direct the disposition of               2,183,127

Each of the reporting persons disclaims beneficial ownership of the shares, except for the securities for which such reporting person is the holder of record.

Item 5.  Ownership of Five Percent or Less of a Class.

                 Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                Not applicable.  The reporting persons expressly disclaim membership in a “group” as defined in Rule 13d-1(b)(1)(ii) (J).

Item 9.  Notice of Dissolution of Group.

                Not applicable.

Item 10.  Certification.

                Not applicable.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated  February 14, 2007.                                                   FHM III, LLC

By:  /s/ Thomas S. Hodge

                                                                                                                Thomas S. Hodge, Chief Operating Officer

Dated  February 14, 2007                                                    Frazier Healthcare III, LP

                                By: FHM III, LLC, its General Partner

                                By:          /s/ Thomas S. Hodge

                                                                                                                Thomas S. Hodge, Chief Operating Officer

Dated  February 14, 2007                                                    Frazier Affiliates III, LP

                                                By: FHM III, LLC, its General Partner

                                                                By:          /s/ Thomas S. Hodge

                                                                                                                Thomas S. Hodge, Chief Operating Officer

Dated  February 14, 2007.                                                   FHM IV, LP

By:  FHM IV, LLC, its General Partner

By:  /s/ Thomas S. Hodge

                                                                                                                Thomas S. Hodge, Chief Operating Officer

Dated  February 14, 2007                                                    Frazier Healthcare IV, LP

                                By: FHM IV, LP, its General Partner

                                By: FHM IV, LLC, its General Partner

                                By:          /s/ Thomas S. Hodge

                                                                                                                Thomas S. Hodge, Chief Operating Officer

Dated  February 14, 2007                                                    Frazier Affiliates IV, LP

                                                By: FHM IV, LP, its General Partner

                                                                                                By: FHM IV, LLC, its General Partner

                                                                By:          /s/ Thomas S. Hodge

                                                                                                                Thomas S. Hodge, Chief Operating Officer

Dated  February 14, 2007                                                                    /s/ Alan D. Frazier

                                                                                                                Alan D. Frazier

[1] Based on 23,784,841 shares of common stock outstanding as of October 31, 2006 according to the Issuer’s Form 10-Q for the period ended September 30, 2006.

[2] Includes 6,250 options to purchase common stock of Issuer which are exercisable within 60 days of December 31, 2006.

[3] Based on 23,784,841 shares of common stock outstanding as of October 31, 2006, according to the Issuer’s Form 10-Q for the period ended September 30, 2006, and includes the number of option shares exercisable within 60 days of December 31, 2006.